Exhibit 99.8

NICE Actimize Positioned as a Leading KYC Vendor in 2021 Quadrant Knowledge Report Across Technology Excellence and Customer Impact

NICE Actimize KYC capabilities provide risk assessment over the entire customer lifecycle, offering a 360° holistic customer view, AI/ML-driven entity resolution and intelligent automation

Hoboken, NJ, May 20, 2021 – NICE Actimize, a NICE (Nasdaq: NICE) business, has been ranked by global advisory and consulting firm Quadrant Knowledge Solutions as a top performing KYC/CDD Technology Leader in its recently released “SPARK Matrix™: Know Your Customer (KYC) Solution, 2021” report. The Quadrant Knowledge Solutions study, which provides competitive analysis and a ranking of the leading Know Your Customer (KYC) vendors in the form of its proprietary SPARK Matrix, scored NICE Actimize and its consolidated KYC/CDD solutions among the highest in overall ratings across the performance parameters of technology excellence and customer impact. To download a copy of the complimentary report, please click here.

Summarizing key strengths for NICE Actimize, the Quadrant Knowledge report noted, “NICE Actimize offers an integrated KYC/CDD solution with comprehensive functional capabilities to provide risk assessment over the entire customer lifecycle. NICE Actimize's KYC/CDD solution is well integrated with a multitude of external data sources and offers 360° holistic customer view, AI/ML-driven entity resolution and network analysis, intelligent automation, and holistic case management. NICE Actimize's KYC/CDD solution is well integrated with the company's AML suite and leverages its managed analytics service – ActimizeWatch – for agility, detection accuracy, and compliance.”

“The primary drivers for the adoption of KYC/CDD solutions include the growing digitalization in the banking and financial sector, rapidly rising identity thefts and data breaches, as well as the increasing complexity of global regulations and compliance requirements,” said Divya Baranawal, Research Director, Quadrant Knowledge Solutions. “Once again, we congratulate NICE Actimize for its technology innovation and leadership in driving the adoption of advanced KYC/CDD solutions in support of its expanding, global customer base.”

“NICE Actimize’s robust KYC/CDD solutions manage critical compliance challenges and provide complete customer lifecycle coverage without compromising customer experience,” said Craig Costigan, CEO, NICE Actimize. “We are pleased to have these important competitive technology differentiators acknowledged in the SPARK Matrix analysis of global KYC/CDD solutions.”

The Quadrant Knowledge report also observed, “The NICE Actimize Anti-Money Laundering solutions suite provides full regulatory coverage and a robust KYC/CDD solution. CDD-X is NICE Actimize’s KYC/CDD solution that offers comprehensive customer lifecycle risk coverage inclusive of customer onboarding, ongoing due diligence, and enhanced due diligence (EDD) processes. CDD-X provides data for customer risk profile enrichment with the latest intelligence from a plethora of external data sources, including PEPs, sanctions, adverse media, and other relevant KYC profile data. This combined with entity resolution ensures that customer data is always accurate.”

The report continued, “NICE Actimize CDD-X is fully integrated with WL-X, which is a market-leading risk screening solution that provides accurate sanctions, PEP, and list name matching powered by 4th generation matching analytics as well as AI model optimization and facial biometrics. Screening is a core requirement during onboarding, so the combination of NICE Actimize's CDD-X and WL-X powered by accurate and verified data enables organizations to start smart when onboarding and comply with confidence throughout the customer's lifecycle.”

For additional information: please read more about NICE Actimize’s comprehensive anti-money laundering suite here.

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm focused on helping clients in achieving business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverable is designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.